Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	(Dollars in thousands)

Earnings before fixed charges:

Income before income taxes	$55,087	$53,910	$99,258	$95,850

Interest and other debt expense	11,971	12,869	24,506	23,326

Interest portion of rental expense	83	92	167	189

Earnings before fixed charges	$67,141	$66,871	$123,931	$119,365

Fixed charges:

Interest and other debt expense	$11,971	$12,869	$24,506	$23,326

Interest portion of rental expense	83	92	167	189

Capitalized interest	74	(51)	195	171

Total fixed charges	$12,128	$12,910	$24,868	$23,686

Ratio of earnings to fixed charges	5.54	5.18	4.98	5.04